LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAFISE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 SW 8TH STREET APT 1501
(No. and Street)

MIAMI	FL	33130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LUISA FRANCHY (305)374-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT&CO
(Name – *if individual, state last, first, middle name*)

9300 S DADELAND BLVD, SUITE 600	MIAMI	FL	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSE PABLO NAVARRO , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LAFISE SECURITIES CORPORATION , as

of DECEMBER 31ST , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

CERTAIN OFFICERS AND/OR DIRECTORS OF LAFISE SECURITIES CORPORATION

MAINTAIN A PROPRIETARY INTEREST IN THE FOLLOWING ACCOUNTS: SEE BELOW



Signature

CEO

Title





OLGA SUSANA HERNANDEZ
Notary Public - State of Florida
Commission # GG 357465
My Comm. Expires Jul 22, 2023
Bonded through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation oNet Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of independent registered accounting firm on statement of exemption or compliance.
- [x] (p) Statement of exemption from Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACCOUNTS WITH PROPRIETARY INTERESTS:

BANCO LAFISE (HONDURAS)
BANCO LAFISE BANCENTRO
BANCO LAFISE COSTA RICA
BANCO LAFISE PANAMA
LAFISE VALORES DE PANAMA SA
LAFISE VALROES PUESTO DE BOLSA (THIS IS THE ONE IN COSTA RICA)
LAFISE VALORES SOCIEDAD ANONIMA (THIS IS THE ONE IN GUATEMALA)
SEGUROS LAFISE SOCIEDAD ANONIMA
LATIN AMERICAN FINANCIAL SERVICES CORP
BANCO MULTIPLE LAFISE SA
SEGUROS LAFISE HONDURAS SA
LAFISE FINANCIAL GROUP
LAFISE GROUP PANAMA
SEGUROS LAFISE COSTA RICA

LAFISE SECURITIES CORPORATION

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Lafise Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lafise Securities Corporation as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lafise Securities Corporation's management. Our responsibility is to express an opinion on Lafise Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lafise Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Lafise Securities Corporation's financial statements. The supplemental information is the responsibility of Lafise Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Lafise Securities Corporation's auditor since 2013.

Miami, Florida

February 25, 2021

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

As Of December 31, 2020

Assets:

Cash and cash equivalents	$	80,416
Deposit with clearing broker		100,000
Due from clearing broker		1,054,575
Marketable securities, original cost $2,947,033		2,958,030
Furniture and fixtures, net of accumulated depreciation of $25,244		3,706
Other assets		69,693
Total Assets	$	4,266,420

Liabilities and stockholders' equity:

Liabilities

Accounts payable and accrued expenses	$	288,075
Corporate income taxes payable		121,984
Total Liabilities		410,059

Stockholders' equity:

Common stock, $1 par value, 5,000,000 shares authorized, 177,778 shares issued and outstanding	177,778
Additional paid-in capital	704,222
Retained earnings	2,974,361
Total Stockholders' Equity	3,856,361
Total Liabilities and Stockholders' Equity	$ 4,266,420

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2020

Revenues:	
Commissions	$ 3,629,049
Distribution fees	104,940
Trading loss	(394,827)
Interest and dividend income	156,028
Total Revenues	3,495,190
Expenses:	
Employee compensation, commissions and benefits	1,210,182
Occupancy	24,528
Communications and market data	250,632
Expense sharing with affiliate	120,000
Professional fees	113,943
Interest expense	18,138
Other operational expenses	88,315
Total Expenses	1,825,738
Net profit before corporate income tax provision	1,669,452
Corporate income tax provision:	
Federal income taxes	335,451
State income taxes	72,201
	407,652
Net income	$ 1,261,800

LAFISE SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2020

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balances, beginning of year	177,778	$ 177,778	$ 704,222	$ 1,712,561	$ 2,594,561
Net income	-	-	-	1,261,800	1,261,800
Balances, end of year	177,778	$ 177,778	$ 704,222	$ 2,974,361	$ 3,856,361

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 1,261,800
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,383
Changes in operating assets and liabilities:	
Increase in due from clearing broker	(367,158)
Increase in marketable securities	(913,302)
Decrease in other assets	10,426
Increase in accounts payable and accrued expenses	156,674
Decrease in corporate income taxes payable	(101,559)
Net cash provided by operating activities	48,264
Cash flows from investing activities:	
Purchase of furniture and fixtures	(1,893)
Net cash used in investment activities	(1,893)
Net increase in cash and cash equivalents	46,371
Cash and cash equivalents, beginning of year	34,045
Cash and cash equivalents, end of year	$ 80,416
Supplemental cash flow information:	
Interest payments	$ 19,104
Corporate income tax payments	$ 509,211

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1.   ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is located worldwide.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers and Marketable Securities

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis using the accrual method of accounting. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 with the clearing broker.

All securities are valued at the quoted market price and unrealized gains and losses are included in "trading loss" in the statement of operations. The Company does not own any restricted or non-marketable securities at December 31, 2020.

Revenue Recognition

For brokerage commissions the Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

For distribution fees the Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor balances are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

6

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1), which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations. Depreciation was $1,383 for the year ended December 31, 2020, and is included in other operational expenses in the statement of operations.

Concentration of Credit Risk

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2020, the Company had no deposits in excess of federally insured limits. Amounts due from clearing broker are deemed collectible by management and no reserve for doubtful accounts is required.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles "GAAP", requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2020 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2020.

Income Taxes

For income tax purposes, the Company maintains its accounts using the accrual method of accounting. There are no deferred tax assets and liabilities as of December 31, 2020. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities for the year 2020 and three preceding years.

Cash and Cash Equivalents

Cash and cash equivalents consists of deposits with banks and all highly liquid investments, with maturities of three months or less.

Leases

The Company accounts for leases in accordance with FASB ASC 842, Leases. This requires a lessee to account for long-term leases as finance or operating leases. Both types of leases result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The Company has elected to adopt an exemption from the recognition and measurement requirements of ASC 842 for short-term leases. Therefore, leases with an initial term of twelve months or less are not recorded on the statement of financial condition. The Company has no long-term leases, and as such, was not required to recognize a right-of-use asset and corresponding lease liability.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 3. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2020, the Company's net capital was $3,316,012, which was $3,216,012 in excess of its required net capital of $100,000. At December 31, 2020, the Company's net capital ratio was .1237 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, due from clearing broker, marketable securities, other assets, accounts payable and accrued expenses, approximate fair value due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 — Inputs (other than quoted market prices included within Level 1) that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 4. FAIR VALUE MEASUREMENTS (continued)

A description of the valuation techniques applied to the Company's trading securities owned measured at fair value on a recurring basis is as follows:

Exchange-Traded and Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise they are categorized in level 2 or level 3 of the fair value hierarchy.

Corporate and Foreign Bonds: The fair value of corporate and foreign bonds is determined using recently executed transactions, market price quotations (when observable) and bond spreads obtained from independent external parties, such as vendors and brokers. The spread data used are for the same maturity as the bond. When position-specific external price data are not observable, fair value is determined based on benchmarking to similar instruments or cash flow models with yield curves. Corporate and municipal bonds are generally categorized in level 2 of the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Trading securities owned are as follows:
Exchange traded and equity securities	$ 497,922
Corporate and foreign bonds	2,460,108
	$2,958,030

Exchange traded and equity securities owned at December 31, 2020, as shown in the accompanying financial statements are valued at market prices and are categorized in level 1 of the fair value hierarchy. Corporate and foreign bonds owned at December 31, 2020, as shown in the accompanying financial statements are valued at market prices, other than quoted market prices included within Level 1 and are categorized in level 2 of the fair value hierarchy.

NOTE 5. FULLY DISCLOSED CLEARING AGREEMENT

The Company has a clearing agreement with its clearing broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing broker. The Company maintains a deposit with its clearing broker in the amount of $100,000, which is included in the "Deposit with Clearing Broker" line of the statement of financial condition. A termination fee may apply if the Company were to terminate its relationship with the current clearing broker. No other deposits are required. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these statements to its clearing broker, which maintains the customers accounts and clears such transactions. The off-balance-sheet risks to the Company under this agreement are more fully discussed in Note 2.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 6. COMMITMENTS AND CONTINGENCIES

In August, 2018 the Company relocated its offices to a temporary location and is renting space on a month to month basis.

Rent expense for the year ended December 31, 2020 amounted to $24,528, which is included in occupancy expense in the statement of operations.

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2020, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations.

NOTE 7. DATE OF MANAGEMENT'S REVIEW

Management has evaluated events that have occurred subsequent to December 31, 2020 and through February 25, 2020, the date the financial statements were available to be issued. There have been no subsequent events as of the date of the financial statements were available to be issued which need to be recognized or disclosed in the accompanying financial statements as of December 31, 2020.

NOTE 8. RELATED PARTY TRANSACTION

In January 2019, the Company entered into an expense sharing agreement with a certain affiliate, whereby the Company would reimburse the affiliate for certain expenses $10,000 per month. During the year ended December 31, 2020, the Company reimbursed the affiliate $120,000 under this agreement. In addition during the year ended December 31, 2020, the Company reimbursed this same affiliate 321,520 in general operating expenses which have been included in their respective expense categories.

NOTE 9. COVID-19

On March 11, 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak a pandemic. While it is premature to accurately predict how COVID-19 will ultimately affect the Company's operations long-term, the Company's ongoing profitably may experience instability and estimates included in the financial statements may be adversely impacted due to current political and economic conditions as a result of public health concerns related to COVID-19. The duration and intensity of these impacts and resulting disruption to which these events affect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

LAFISE SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

LAFISE SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

December 31, 2020

Net capital		
Total stockholders' equity	$	3,856,361
Less: non-allowable assets		
Furniture amd fixtures	$	3,706
Other assets		58,335
Non-allowable cash in foreign account		11,358
	$	73,399
Net capital before haircuts on security positions	$	3,782,962
Less:		
Securities haircuts		466,950
Net capital	$	3,316,012
Aggregate indebtedness	$	410,059
Computed minimum net capital required (6-2/3% of aggregate indebtedness)	$	27,337
Minimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital	$	3,216,012
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	3,196,012
Percentage of aggregate indebtedness to net capital		12.37%

There are no significant differences in the computation of adjusted net capital between the amended unaudited broker-dealer focus report and the audited annual report.

See independent registered public accounting firm's report regarding supplementary information.

LAFISE SECURITIES CORPORATION

SCHEDULE II
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2020.

See independent registered public accounting firm's report on supplementary information.

LAFISE SECURITIES CORPORATION

SCHEDULE III
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION AS OF DECEMBER 31, 2020

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The clearing firm is Pershing LLC.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2020.

See independent registered public accounting firm's report on supplementary information.

KSDT

ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Lafise Securities Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Lafise Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lafise Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Lafise Securities Corporation stated that Lafise Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Lafise Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lafise Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 25, 2021

16

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

LAFISE SECURITIES CORPORATION

Exemption Report pursuant to Securities and Exchange Commission Rule 17a-5

For the Year Ended December 31, 2020

Lafise Securities Corporation   is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the company's knowledge and belief, the Company states the following:

Lafise Securities Corporation operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2020, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.



Pablo Navarro, President and CEO

Luisa Franchy, Fin Op